Exhibit 99.(I)


FOR IMMEDIATE RELEASE

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
                                   ("BLADEX")

               SHAREHOLDERS APPROVE INCREASE IN AUTHORIZED CAPITAL


Panama City, Republic of Panama, November 19, 2002 - Banco Latinoamericano de Exportaciones, S.A. ("BLADEX" or the "Bank") (NYSE: BLX), a specialized multinational bank established to finance trade in the Latin American and Caribbean region, announced today the results of the Bank's special meeting of shareholders held on November 18, 2002 at the Bank's headquarters in Panama.

At the special meeting, shareholders approved the proposal to amend Article 4 of the Articles of Incorporation of the Bank, increasing the authorized capital of the Bank from 75,000,000 to 185,000,000 shares. Of the 89% of the holders of the Bank's common shares represented at the special meeting, 92% voted in favor of the proposal.

The increase in authorized capital approved at the special meeting is an essential element in the Bank's efforts to raise additional tier one equity capital.


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For further information, please access our Web site on the Internet at
www.blx.com or call:

Carlos Yap S.
Senior Vice President, Finance and Performance Management

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

     Head Office

     Calle 50 y Aquilino de la Guardia

     Apartado 6-1497 El Dorado

     Panama City, Republic of Panama

     Tel No. (507) 210-8581

     Fax No. (507) 269 6333

     E-mail Internet address: cyap@blx.com

 - Or -

     William W. Galvin

     The Galvin Partnership

     76 Valley Road

     Cos Cob, CT  06807

     U.S.A. Tel No. (203) 618-9800

     Fax No. (203) 618-1010

     E-mail Internet address: wwg@galvinpartners.com

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